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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

LAUREATE EDUCATION, INC.
(Name of Subject Company)

LAUREATE EDUCATION, INC.
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 8, 2007 with the Securities and Exchange Commission (the "SEC") by Laureate Education, Inc., a Maryland corporation ("Laureate"), as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 27, 2007 with the SEC by Laureate (as amended, the "Schedule 14D-9"), relating to the offer by L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), to purchase at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding shares of common stock, par value $0.01 per share, of Laureate (the "Shares"), on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007, as amended by Amendment No. 1 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 12, 2007, Amendment No. 2 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 26, 2007 and Amendment No. 3 to the Schedule TO of the Purchasers and the other parties thereto filed with the SEC on June 28, 2007 (as amended, the "Offer to Purchase") and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

  Other Material Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        At 12:00 midnight, New York City time, on Friday, July 6, 2007, the initial offering period expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary for the Offer, stockholders of the Company had tendered and not withdrawn 30,696,311 shares of the Company's common stock (including shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 53% of the outstanding shares of the Company's common stock on a fully diluted basis and approximately 59% of the currently outstanding shares and therefore satisfies the "minimum condition" of the Offer, which requires the tender of a majority of the Company's outstanding shares on a fully diluted basis (other than any shares held by Parent and its subsidiaries), subject to amendment to a lower number permitted by the Merger Agreement. The Purchasers have accepted for payment all validly tendered shares of the Company's common stock and will make payment to the depositary for the accepted shares promptly.

        On July 9, 2007 Parent issued a press release announcing the completion of initial offering period and the immediate commencement of a subsequent offering period, which will expire at 5:00 p.m., New York City time, on Wednesday, July 18, 2007. All shares of the Company's common stock properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $62.00 per share in cash. No shares of the Company's common stock tendered during the initial offering period or the subsequent offering period may be withdrawn.

        The full text of the press release is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

Item 9. Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(I)	Press Release announcing completion of the Offer and the commencement of the subsequent offering period, dated July 9, 2007 (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT W. ZENTZ (Signature)
Robert W. Zentz, Senior Vice President and General Counsel (Name and title)
July 9, 2007 (Date)

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SIGNATURE